Organigram Further Expands Global Portfolio with Launch of Edison and BOXHOT Medical Vapes and Pastilles in Australia

Launch aligns with rising Australian demand for alternatives to flower and strengthens Organigram’s global medical cannabis presence

TORONTO, ONTARIO, Canada — February 24, 2026 — Organigram Global Inc. (“Organigram” or the “Company”) today announced the expansion of its international product portfolio, with the launch of Edison and BOXHOT medical cannabis vape and pastille products in Australia.
Australia has become one of the world’s most dynamic medical cannabis markets, with increasing approvals for access and prescribers utilising a broader range of dosage forms1. While flower remains a core category, alternatives such as vapes and pastilles are gaining importance, driven by demand for consistent dosing, ease of administration, and discreet, ready-to-use formats. These trends position Organigram, recognized for its expertise in developing high‑quality, non‑flower cannabis product formats anchored in need-state specific formulations, to have a central role as the market evolves.
“Australia represents an exciting international opportunity in medical cannabis, and we are entering the market at a pivotal moment with an informed strategy. The launch of Organigram brands in Australia coincides with our proposed acquisition of Sanity Group, one of Germany’s leading cannabis companies, marking a significant step in our international expansion,” said Megan McCrae, Senior Vice President, Corporate Strategy & International Growth at Organigram. “Together, these strategic moves underscore Organigram’s commitment to broadening its global reach and reinforcing our reputation as a trusted supplier of medical cannabis. By integrating established brands from the Canadian market, with a diverse range of science-led innovative product formats, we are positioning Organigram to serve leading regulated medical cannabis markets globally, delivering consistent quality and reliability to patients across Australia and beyond.”
1 https://www.tga.gov.au/resources/explore-topic/medicinal-cannabis-hub/medicinal-cannabis-access-pathways-and-usage-data/medicinal-cannabis-special-access-scheme-data?utm_source=chatgpt.com

Organigram already supplies indoor‑grown flower to the Australian market through existing B2B supply relationships. With this expansion, the Company is introducing 10 product SKUs in Australia across its Edison and BOXHOT brands. Edison vapes will feature single-strain live terpenes extracted from Canada’s top-selling cultivars, with the terpenes shipped to Australia. The pastilles range will feature an array of established formulations developed with specific patient experiences in mind. BOXHOT on the other hand will feature three of the top-selling botanical blends in Canada in our proprietary wide-bodied 1.2g cartridges, offering patients more volume per product. These formats reflect the Company’s belief that future global growth in medical cannabis will be driven by ready-to-consume products and anchored in science and standards, where Organigram has built a competitive advantage through years of science-led innovation and product development.
“Australia is a rapidly evolving medical market where we see momentum in ready-to-consume formats beyond traditional flower. As patient and clinician preferences continue to move toward reliable, convenient, non-flower options that are grounded in science, data, and rigorous quality standards, Organigram is well-positioned to participate in this next phase of growth,” said Borna Zlamalik, Senior Vice President, Innovation and International R&D. “Our industry-leading focus on science and clinical validation—combined with our experience developing high-quality, non-flower products in Canada—give us a unique advantage as we introduce our established Canadian brands and product offerings to the Australian market.”
Organigram’s products will be available through its distribution partnership with Leafio, the wholesale distribution arm of Montu Australia, one of Australia’s leading medical cannabis distributors. Through this arrangement, Organigram’s medical cannabis products are expected to be available to more than 4,000 pharmacies via Leafio’s nationwide supply chain.
Organigram will debut its new product lineup as a sponsor at the United in Compassion (UIC) Medical Cannabis Symposium, taking place February 26–28 in Brisbane, where Mr. Zlamalik will be a featured speaker at the event’s Scientific Program, delivering an address titled “From Potency to Predictability: Engineering Confidence in Medical Cannabis.” The conference provides a platform to introduce Organigram’s medical cannabis product portfolio to clinicians, researchers, and industry participants across Australia.

About Organigram
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project, Organigram Global participates in the U.S. and Canadian cannabinoid beverage markets. Organigram is focused on producing high-quality cannabis for adult consumers, as well as developing international business relationships to extend the Company's global footprint. Organigram has developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Collective Project, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London is optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information including expectations regarding market performance, involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram Global to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include timing for launch of products, changes in the regulatory landscape, acceptance of products and different product forms in the local market and factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis, and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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